UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): June 27, 2016

GANNETT CO., INC.

(Exact name of registrant as specified in charter)

Delaware	1-36874	47-2390983
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7950 Jones Branch Drive
McLean, Virginia, 22107-0910

(Address of principal executive offices)

(703) 854-6000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐                 Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒               Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                   Entry Into a Material Definitive Agreement.

Agreement and Plan of Merger

On June 27, 2016, Gannett Co., Inc., a Delaware corporation (“Gannett”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ReachLocal, Inc., a Delaware corporation (“ReachLocal”), and Raptor Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Gannett (“Purchaser”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Gannett (through Purchaser) will commence a cash tender offer (the “Offer”) to acquire all outstanding shares of common stock, par value $0.00001 per share, of ReachLocal (the “Shares”) for $4.60 in cash per Share, net to the seller in cash, without interest (the “Offer Price”). The Offer will expire at midnight New York time on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (such time, the “Offer Closing”).

The obligation of Gannett and Purchaser to consummate the Offer is conditioned on: (i) the number of ReachLocal Shares validly tendered representing at least a majority of the Shares then outstanding, (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or terminated, and (iii) other customary conditions.  The Offer is not subject to a financing condition.

Following the consummation of the Offer, and pursuant to the Merger Agreement, Purchaser will be merged with and into ReachLocal, with ReachLocal surviving the merger (the “Merger”) as a wholly-owned subsidiary of Gannett, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law without any additional shareholder approvals.  In the Merger, any Shares not tendered into the Offer, other than Shares held by Gannett, Purchaser, ReachLocal, or shareholders who have validly exercised their appraisal rights under Delaware law, will be cancelled and automatically converted into the right to receive the same per share consideration paid to ReachLocal shareholders in the Offer.

Each outstanding stock option to purchase ReachLocal Shares will be cancelled and each former holder of any such cancelled option will be entitled to receive a payment in cash of an amount equal to the excess of the Offer Price over the exercise price of the ReachLocal stock option. Any ReachLocal stock option with an exercise price per share in excess of the Offer Price will be canceled without payment therefor. All unvested ReachLocal restricted shares will become fully vested and will convert into the right to receive the Offer Price. Additionally, each outstanding restricted stock unit will be cancelled and, in exchange, the holder will receive a payment in cash of the Offer Price times the number of Shares subject to the restricted stock unit award.  Any stock warrants for ReachLocal Shares will also be automatically cancelled and exchanged for cash equal to the lesser of (i) the excess of the Offer Price over the exercise price per Share underlying the warrant, and (ii) $2.55.

Each of Gannett, ReachLocal and Purchaser has made customary representations and warranties and covenants in the Merger Agreement, including covenants to use their respective best efforts to effect the transaction, including securing required regulatory approvals. In addition, ReachLocal has agreed to other customary covenants, including, among others, covenants to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the closing of the Merger, and not to solicit alternative transactions or, subject to certain exceptions in connection with the fulfillment of the fiduciary obligations of the board of directors of ReachLocal, not to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction.

The Merger Agreement contains termination rights for each of Gannett and ReachLocal, among others, if the Offer expires at a time when Gannett is not obligated to extend the Offer under the Merger Agreement. Upon termination of the Merger Agreement under specified circumstances, including (1) a termination by ReachLocal to enter into an agreement for an alternative transaction in connection with a superior proposal that did not result from a breach of the non-solicitation provisions and with respect to which the board of directors of ReachLocal concludes that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties, or (2) termination by Gannett following a change of recommendation by the board of directors of ReachLocal, ReachLocal would be required to pay Gannett a termination fee of $5.3 million (“Termination Fee”). Under certain additional circumstances described in the Merger Agreement, ReachLocal must also pay Gannett the Termination Fee if the Merger Agreement is terminated, a competing acquisition proposal has previously been publicly made and remains pending as of the date of termination, and within 12 months following such termination, ReachLocal enters into an agreement for an alternative change of control transaction that is subsequently consummated (whether or not such consummation occurs within such twelve (12)-month period).

The respective boards of directors of Gannett, ReachLocal and Purchaser have approved the Merger Agreement, the Offer and the Merger. The board of directors of ReachLocal has also resolved to recommend that holders of ReachLocal Shares accept the Offer and tender their ReachLocal Shares to Purchaser pursuant to the Offer.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information with respect to Gannett, ReachLocal or Purchaser. There are representations and warranties contained in the Merger Agreement which were made by the parties to each other as of specific dates. The assertions embodied in these representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality that is different from certain standards generally applicable to shareholders or were used for the purpose of allocating risk between the parties rather than establishing matters as facts. In light of the foregoing, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in Gannett’s public disclosures. Investors should read the Merger Agreement together with the other information concerning Gannett and ReachLocal that each company publicly files in reports and statements with the U.S. Securities and Exchange Commission.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and is incorporated into this report by reference.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, Gannett and Purchaser entered into a tender and support agreement (the “Support Agreement”) with shareholders of ReachLocal affiliated with VantagePoint Capital Partners and RMV V, L.L.C. (together, the “Supporting Shareholders”), pursuant to which the Supporting Shareholders have agreed to tender into the Offer ReachLocal Shares (not to exceed in the aggregate 39.99% of ReachLocal’s outstanding voting securities) now held or hereafter acquired by the Supporting Shareholders and otherwise support the transactions contemplated by the Merger Agreement. The Support Agreement will terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms.  In such case, any ReachLocal Shares tendered by the Supporting Shareholders would be returned. In addition, upon a change of recommendation by the board of directors of ReachLocal certain of the Supporting Stockholders’ obligations and rights under the Supporting Agreements will not apply and be suspended for so long as such change of recommendation by the board of directors of ReachLocal remains in effect. If the board of directors of ReachLocal withdraws such change of recommendation and renews its recommendation with respect to the Offer, such suspended obligations and rights of the Supporting Stockholders will remain in full force and effect.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached hereto as Exhibit 2.2 and is incorporated herein by reference.

Item 8.01                   Other Events.

On June 27, 2016, Gannett and ReachLocal issued a joint press release announcing the execution of the Merger Agreement. A copy of the release is being filed herewith as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01                   Financial Statements and Exhibits.

(d)              Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 27, 2016, by and among Gannett Co., Inc., Raptor Merger Sub, Inc. and ReachLocal, Inc.*

2.2	Tender and Support Agreement, dated as of June 27, 2016, by and among Gannett Co., Inc., Raptor Merger Sub, Inc. and each of the stockholders named therein

99.1	Joint Press Release of Gannett Co., Inc. and ReachLocal, Inc. announcing the Merger Agreement, dated June 27, 2016

* The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K.  Gannett will furnish copies of such schedules to the U.S. Securities and Exchange Commission upon request.

Additional Information

This document does not constitute an offer to buy or a solicitation of an offer to sell any securities. Gannett has not yet commenced the tender offer for the shares of ReachLocal at this time. Upon commencement of the tender offer, Gannett and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits (including the offer to purchase, the letter of transmittal and other related documents), and ReachLocal will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any definitive tender offer documents will be mailed to the shareholders of ReachLocal. INVESTORS AND SECURITY HOLDERS OF REACHLOCAL ARE STRONGLY URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Once filed, investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Gannett through the website maintained by the SEC at http://www.sec.gov, and from the information agent named in the tender offer materials.

FORWARD LOOKING STATEMENTS

Certain statements in this Form 8-K and the exhibits hereto may be forward looking in nature or constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed acquisition of ReachLocal, the expected timetable for completing the acquisition and the benefits of the acquisition. Forward-looking statements include all statements that are not historical facts and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Any such statements speak only as of the date the statements were made and are not guarantees of future performance. The matters discussed in these forward-looking statements are subject to a number of risks, trends, uncertainties and other factors that could cause actual results and developments to differ materially from those projected, anticipated or implied in the forward-looking statements. These factors include, among other things, economic conditions affecting the newspaper publishing business, the uncertainty of regulatory approvals, Gannett’s and ReachLocal’s ability to satisfy the merger agreement conditions and consummate the transaction on a timely basis, and Gannett’s ability to successfully integrate ReachLocal’s operations and employees with Gannett’s existing business. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Gannett and ReachLocal’s overall business, including those more fully described in Gannett’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 27, 2015 and its quarterly report filed on Form 10-Q for the quarter ended March 27, 2016, and those more fully described in ReachLocal’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2015 and its quarterly report filed on Form 10-Q for the quarter ended March 31, 2016.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to, and undertake no obligation to, update any forward-looking statements to reflect events or circumstances that occur after the date on which such statements are made or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gannett Co., Inc.

Date: June 27, 2016	By:	/s/ Barbara W. Wall
Barbara W. Wall
Senior Vice President and Chief Legal Officer

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 27, 2016, by and among Gannett Co., Inc., Raptor Merger Sub, Inc. and ReachLocal, Inc.*

2.2	Tender and Support Agreement, dated as of June 27, 2016, by and among Gannett Co., Inc., Raptor Merger Sub, Inc. and each of the stockholders named therein

99.1	Joint Press Release of Gannett Co., Inc. and ReachLocal, Inc. announcing the Merger Agreement, dated June 27, 2016

* The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K.  Gannett will furnish copies of such schedules to the U.S. Securities and Exchange Commission upon request.